SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Champion River Ventures Limited

Attention: Pau Yee Wan Ezra

c/o 7/F, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852) 2128-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077407	SC 13D/A	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAMPION RIVER VENTURES LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,692
	8.	Shared Voting Power
	9.	Sole Dispositive Power 807,692
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 39,788,205 outstanding shares of the common stock of the Issuer, which represents 38,442,051 shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 807,692 shares and 538,462 shares (collectively, the “Initial Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.
(2)	As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Champion River Ventures Limited and Pioneer Step Holdings Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Purchase Agreement, at the closing of the Second Tranche Champion River Ventures Limited and Pioneer Step Holdings Limited have the right to acquire an additional 6,303,814 shares of common stock of the Issuer, with the allocation of such shares between Champion River Ventures Limited and Pioneer Step Holdings Limited to be mutually agreed upon by Champion River Ventures Limited and Pioneer Step Holdings Limited at the closing of the Second Tranche.

CUSIP No. 171077407	SC 13D/A	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PRIME TECH GLOBAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,692
	8.	Shared Voting Power
	9.	Sole Dispositive Power 807,692
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 39,788,205 outstanding shares of the common stock of the Issuer, which represents 38,442,051 shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 807,692 shares and 538,462 shares (collectively, the “Initial Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.
(2)	As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Champion River Ventures Limited and Pioneer Step Holdings Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. Pursuant to the Purchase Agreement, at the closing of the Second Tranche Champion River Ventures Limited and Pioneer Step Holdings Limited have the right to acquire an additional 6,303,814 shares of common stock of the Issuer, with the allocation of such shares between Champion River Ventures Limited and Pioneer Step Holdings Limited to be mutually agreed upon by Champion River Ventures Limited and Pioneer Step Holdings Limited at the closing of the Second Tranche.

CUSIP No. 171077407	SC 13D/A	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MAYSPIN MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,692
	8.	Shared Voting Power
	9.	Sole Dispositive Power 807,692
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 39,788,205 outstanding shares of the common stock of the Issuer, which represents 38,442,051 shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 807,692 shares and 538,462 shares (collectively, the “Initial Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.
(2)	As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Champion River Ventures Limited and Pioneer Step Holdings Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. Pursuant to the Purchase Agreement, at the closing of the Second Tranche Champion River Ventures Limited and Pioneer Step Holdings Limited have the right to acquire an additional 6,303,814 shares of common stock of the Issuer, with the allocation of such shares between Champion River Ventures Limited and Pioneer Step Holdings Limited to be mutually agreed upon by Champion River Ventures Limited and Pioneer Step Holdings Limited at the closing of the Second Tranche.

CUSIP No. 171077407	SC 13D/A	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LI KA SHING
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,692
	8.	Shared Voting Power
	9.	Sole Dispositive Power 807,692
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based upon 39,788,205 outstanding shares of the common stock of the Issuer, which represents 38,442,051 shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 807,692 shares and 538,462 shares (collectively, the “Initial Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.
(2)	As more fully described in Item 4 of this Schedule 13D, by virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche each of Champion River Ventures Limited and Pioneer Step Holdings Limited may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. Pursuant to the Purchase Agreement, at the closing of the Second Tranche Champion River Ventures Limited and Pioneer Step Holdings Limited have the right to acquire an additional 6,303,814 shares of common stock of the Issuer, with the allocation of such shares between Champion River Ventures Limited and Pioneer Step Holdings Limited to be mutually agreed upon by Champion River Ventures Limited and Pioneer Step Holdings Limited at the closing of the Second Tranche.

CUSIP No. 171077407	SC 13D/A	Page 6 of 9

EXPLANATORY STATEMENT.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to shares of Common Stock of the Issuer and is being filed on behalf of the Reporting Persons. This Amendment No. 1 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on May 8, 2017 (the “Initial Schedule 13D”, together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 is being amended to reflect the addition of Prime Tech Global Limited and Mayspin Management Limited as Reporting Persons.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons: Champion River Ventures Limited, a British Virgin Islands corporation (“Champion River”), Prime Tech Global Limited, a British Virgin Islands corporation (“Prime Tech”), Mayspin Management Limited, a British Virgin Islands corporation (“Mayspin”), and Li Ka Shing, a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China (“Li Ka Shing”). Champion River, Prime Tech, Mayspin, and Li Ka Shing are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Prime Tech is the sole shareholder of Champion River, Mayspin is the sole shareholder of Prime Tech, and Li Ka Shing is the sole shareholder of Mayspin. Each of Ip Tak Chuen Edmond, Pau Yee Wan Ezra, Christian Nicolas Roger Salbaing, Richard Waichi Chan, Ho Wai Leung Edmond, and Neil Douglas McGee is a director of Champion River (each a “Champion River Director” and collectively the “Champion River Directors”). Each of Ip Tak Chuen Edmond, Pau Yee Wan Ezra, Christian Nicolas Roger Salbaing, Richard Waichi Chan, Ho Wai Leung Edmond, and Wong James K is a director of Prime Tech (each a “Prime Tech Director” and collectively the “Prime Tech Directors”). Each of Ip Tak Chuen Edmond, Pau Yee Wan Ezra, and Li Tzar Kuoi Victor is a director of Mayspin (each a “Mayspin Director” and collectively the “Mayspin Directors”).

The principal business of each of the Reporting Persons is investing. The registered office address for Champion River and Mayspin is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and the registered office address for PrimeTech is P.O. Box 901, East Asia Chambers, Road Town, Tortola, British Virgin Islands, and the correspondence address for each of Champion River, PrimeTech, and Mayspin is c/o 7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business address of Li Ka Shing, each Champion River Director, each Prime Tech Director, and each Mayspin Director is c/o 7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

The Shares to which this Schedule 13D relates are owned directly by Champion River.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons, nor any of the Champion River Directors, the Prime Tech Directors, or the Mayspin Directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each of Champion River, Prime Tech and Mayspin is a corporation formed under the laws of the British Virgin Islands. Li Ka Shing, Ip Tak Chuen Edmond, Pau Yee Wan Ezra, Wong James K, and Li Tzar Kuoi Victor, each a natural person, is a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China. Christian Nicolas Roger Salbaing, a natural person, is a citizen of France. Richard Waichi Chan, a natural person, is citizen of the United States of America. Ho Wai Leung Edmond, a natural person, is a citizen of the United Kingdom. Neil Douglas McGee, a natural person, is a citizen of Australia.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 11, 2017, Champion River beneficially owned and had sole voting and dispositive power with respect to 807,692 Shares, representing approximately 2.0% of the 39,788,205 outstanding Shares as of the date of this Schedule 13D, based on 38,442,051 Shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 807,692 Shares and 538,462 Shares issued in the First Tranche to Champion River and Pioneer Step, respectively, pursuant to the Purchase Agreement described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 7 of 9

As of May 11, 2017, Prime Tech, by virtue of being the sole shareholder of Champion River, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Champion River.

As of May 11, 2017, Mayspin, by virtue of being the sole shareholder of Prime Tech, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Champion River.

As of May 11, 2017, Li Ka Shing, by virtue of being the sole shareholder of Mayspin, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by Champion River.

By virtue of being a party to the Purchase Agreement, until the closing of the Third Tranche, each of Champion River and Pioneer Step may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act. Pursuant to the Purchase Agreement, at the closing of the Second Tranche Champion River and Pioneer Step have the right to acquire an additional 6,303,814 Shares, with the allocation of such Shares between Champion River and Pioneer Step to be mutually agreed upon by Champion River and Pioneer Step at the closing of the Second Tranche. As a result, each of Champion River and Pioneer Step may be deemed to beneficially own the Shares beneficially owned by each other solely for such purposes. The aggregate number of Shares beneficially owned collectively by Champion River and Pioneer Step is therefore 7,649,968, which represents approximately 16.6% of the outstanding Shares, based on 38,442,051 Shares reported by the Issuer to be outstanding as of April 24, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 1, 2017, plus 807,692 Shares and 538,462 Shares issued in the First Tranche to Champion River and Pioneer Step, respectively, plus an aggregate of 6,303,814 Shares that the Purchasers have the right to acquire from the Issuer in the Second Tranche.

The share ownership reported by Champion River on this Schedule 13D does not include any Shares owned by Pioneer Step, and each of Champion River and the other Reporting Persons on this Schedule 13D disclaims beneficial ownership of any Shares owned by Pioneer Step or any other person.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

CUSIP No. 171077407	SC 13D/A	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 11, 2017

CHAMPION RIVER VENTURES LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

PRIME TECH GLOBAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

MAYSPIN MANAGEMENT LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

/s/ Li Ka Shing
Li Ka Shing

CUSIP No. 171077407	SC 13D/A	Page 9 of 9

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.3	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 11, 2017.

CHAMPION RIVER VENTURES LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

PRIME TECH GLOBAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

MAYSPIN MANAGEMENT LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

/s/ Li Ka Shing
Li Ka Shing